June 13, 2006

Mail Stop 4561

Charles R. Jones
11376 Jog Road, Suite 101
Palm Beach Gardens, FL 33418

> **Re:** **CentraCore Properties Trust**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-14031**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Accountant